

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Benjamin S. Butcher
Chairman, Chief Executive Officer and President
STAG Industrial, Inc.
99 Chauncy Street, 10th Floor
Boston, Massachusetts 02111

> **Re:     STAG Industrial, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 29, 2010**
> **File No. 333-168368**

Dear Mr. Butcher:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.     Your prospectus, which is currently 200 pages long, contains much repetitive disclosure. Please revise to eliminate repetitive disclosure throughout the prospectus and to make the prospectus more concise and more readable.  Please refer to Rule 421(b) as well as Securities Act Release No. 33-7497.

3.      Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely.  Please highlight the specific portions of such studies, reports or surveys that support the disclosure in the registration statement.  Other than the market information prepared by CB Richard Ellis-Econometric Advisors, please confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

4.      Throughout your registration statement you utilize industry jargon.  For example only, please provide a better explanation for "Class B industrial properties," "Class A industrial properties," "non-recourse debt," "stabilized debt-to-EBITDA ratio," "secondary markets," "attractive risk-adjusted returns," "relatively high degree of cash flow efficiency," "capitalization rates," "secondary market area locations," "basis points," "net absorption," "investment grade credit tenants," sub-investment grade credit tenants," "Phase I environmental assessments."  If you must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them.  In addition, please do not use technical terms or industry jargon in your explanations.  For the term "attractive risk-adjusted returns," please describe what makes the returns "attractive."

5.      We note that as part of the formation transactions, the operating partnership will acquire interests in each of the asset entities and that investors in such entities will receive units in the operating partnership.  Please confirm to us that the units offered and to be sold to these investors are pursuant to valid private placements.  Please also provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering.  In particular, please tell us your relationship with the third-party investors who will participate in these transactions.  Please see Securities Act Release No. 8828 (Aug. 10, 2007).

6.      Please revise your summary to discuss in greater detail the residual interests or contingent profit interests that members of the various funds may receive in distributions.  Also include a summary risk factor and a related risk factor in the risk factor section.

7.      Please advise us of the percentage of limited partnership interests that the REIT intends to hold in the operating partnership.  We may have further comment.

8.      We note that you have provided total annualized rent throughout the tables in the summary and Business sections.  Please include a footnote that explains how annualized base rent is calculated.  In addition, please revise the tables to also disclose the effective annual rent to provide appropriate balance.  Please refer to Item 15(e) of Form S-11.  Alternatively, please tell us why the difference between annualized base rent and effective annual rent is not material.

9.      Please advise us when limited partners holding common units will have the right to cause the operating partnership to redeem their units for cash or, at the election of the general partner, common stock.

Table of Contents, page i

10.     We note that immediately following the Table of Contents you state that "You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates."  This statement does not appear to be consistent with your disclosure obligations.  Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

11.     Please remove the defined terms from pages ii and iii of the prospectus.  Instead, please define these and other terms in the prospectus when they are first used.  Please see Rule 421(b)(3).

Prospectus Summary, page 1

12.     We note that your summary is 24 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in the body of the prospectus.  Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

Competitive Strengths, page 3

Established Growth Profile, page 3

13.     Please balance your current disclosure regarding your growth rate by also disclosing that your revenues have not been growing in recent years and you have a history of net losses.

Experienced Management Team, page 4

14.     For each of the five senior members of your management team, please disclose the number of years of real estate industry experience on an individual basis.

Our Strategies, page 4

Investment Strategy, page 4

15.     You disclose that "We believe that this binary nature frequently causes the market to inefficiently price our target assets due to the rigid application of decision rules by others

and their resulting misperceptions of risk on an individual property basis." The meaning of this sentence is unclear. Please revise.

Growth Strategy, page 5

Internal Growth through Asset Management, page 5

16.     You disclose that "Our management team will seek to maximize cash flows by driving occupancy through maintaining high retention rates and leasing vacant space, managing operating expenses and maintaining our properties." Please revise to specifically explain how you intend to accomplish these goals.

Our Properties, page 7

17.     Please advise us of the impact of any lease expirations for the 12 months ending September 30, 2011. It may be helpful to include such disclosure in the table or a footnote to the table as applicable.

Market Overview, page 9

18.     You disclose that as of March 31, 2010, the overall U.S. industrial market consisted of approximately 265,000 buildings with more than 14 billion square feet of space. Please also disclose how much of this consists of single-tenant industrial properties.

Our Formation Transactions and Structure, page 11

Option Properties and Other Excluded Properties, page 13

19.     Please revise the first paragraph on page 14 to remove the embedded list. Please refer to Rule 421. Please also remove any other embedded lists from the prospectus as it makes the disclosure difficult to read and understand.

Distribution Policy, page 20

20.     Please disclose that you do not have a history of paying distributions. Please also disclose the sources of cash you intend to use to fund your distributions and whether you may use offering proceeds to fund distributions. Please also advise us if such distributions are likely to be greater than 95% of cash available for distribution. We may have further comment.

Restrictions on Ownership and Transfer of Stock, page 21

21.     You disclose that due to limitations on the concentration of ownership of a REIT imposed by the Code, not more than 50% of the value of the outstanding shares of beneficial

ownership of a REIT may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year other than the first year for which an election to be a REIT has been made and that your charter provides that no person may own more than 9.8% of your outstanding shares of capital stock or outstanding common stock.  You also disclose, however, that in connection with your formation transactions, your board of directors has granted a waiver to STAG GI to own up to [   ]% of your outstanding common stock on a fully diluted basis.  Please provide us with a detailed legal analysis of how you meet the 9.8% ownership limits even though STAG GI may own up to [   ]% of your outstanding common stock on a fully diluted basis.

Risk Factors, page 25

22.    Please add a risk factor to discuss in detail your history of losses.  Please also add this to the summary risk factors on page 10.

23.    Please consider adding a risk factor disclosing that approximately 60% of your portfolio properties have leases that expire in the next three years.

24.    Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- We are a newly organized company and we have no …, page 27;

- We have no experience operating as a publicly traded …, page 27;

- We are assuming liabilities in connection with our formation …, page 28;

- We have owned our properties for a limited time, page 29;

- Certain of our directors and executive officers exercised …, page 30;

- Our executive officers and directors have duties to Fun II, …, page 30;

- Our fiduciary duties as sole member of the general partner ..., page 31;

- Under the employment agreements, certain or our executive …, page 34;\

- Compensation awards to our management may not be tied …, page 34;

- Our ability to renew leases or re-lease space on favorable …, page 37;

- A property that incurs a vacancy could be difficult to resell …, page 37;

- We may not have funding for future tenant improvements, page 37;

- Bankruptcy laws will limit our remedies if a tenant becomes …, page 37;

- Lock-up agreements may not limit the number of shares …, page 46;

- Our formation transactions may be treated other than as a …; and

- ERISA Risks, page 51.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

25.     In addition, avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic, boilerplate disclosures. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example:

- Our business could be adversely impacted if we have …, page 29;

- Costs of complying with governmental laws and …, page 40; and

- We may be subject to adverse legislative or regulatory tax changes.

Our investments are concentrated in the industrial real estate sector, and our …, page 25

26.     Please revise this risk factor to provide more detail regarding the risks related to concentration of your investments in the industrial real estate sector.

We are subject to industry concentrations that make us susceptible to adverse …, page 26

27.     Please disclose the specific risks related to the industries in which you own and intend to purchase properties.

Acquired properties may be located in new markets where we may face risks …, page 38

28.     This risk factor contains mitigating language. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus. Please revise to remove the mitigating language.

Environmentally hazardous conditions may adversely affect our operating …, page 39

29.     This risk factor contains mitigating language, such as the first sentence of the fourth paragraph and the first four sentences of the fifth paragraph.  Please revise to remove the mitigating language.  Please also revise to remove the embedded list in the fifth paragraph.

Our management team has broad discretion to determine the specific use of …, page 45

30.     You disclose that you have broadly characterized the amount of the net proceeds of this offering that will be used for the various purposes described under "Use of Proceeds" and that your management team will have considerable discretion in the specific application of the net proceeds and may apply the net proceeds in ways other than those we currently expect.  This disclosure, however, is in contrast with the disclosure in your Use of Proceeds section which states clearly the specific expected use of the net proceeds of this offering.  Please advise.  Please also refer to Instruction 7 to Item 504 of Regulation S-K.

Use of Proceeds, page 54

31.     Please briefly discuss the assets to be acquired, the names of the affiliates from whom the assets are to be acquired and the principle followed in determining the cost to the registrant as required by Instruction 5 to Item 504 of Regulation S-K.  If such information is disclosed elsewhere in the prospectus, please include a cross reference to the disclosure.

Distribution Policy, page 56

32.     Please provide the disclosure called for by Item 201(c) of Regulation S-K.

33.     Please disclose the assumptions which in management's opinion are most significant to the distribution policy projections or are the key factors upon which your financial results depend.  Please see Item 10(b)(3) of Regulation S-K.

34.     You disclose that you may be required to obtain a loan and borrow money or sell assets to satisfy distribution requirements. Please provide more specific disclosure regarding borrowing money to satisfy distribution requirements, such as your specific plan of how much money, from whom and on what expected terms you intend to borrow money to satisfy distribution requirements.   Additionally, please disclose whether you may pay distributions from offering proceeds and disclose the anticipated percentage of offering proceeds to be used, if any, to fund your annual dividend rate of approximately [  ]%.

35.     You disclose that you intend to maintain your distribution rate for the twelve-month
        period following completion of the offering. The table on page 56 that estimates the
        initial cash available for distribution only goes through March 31, 2011, which is less
        than the twelve-month period following completion of the offering. Please advise why
        you have not provided a table that estimates the initial cash available for distribution
        through the entire twelve-month period.

Footnote 5, page 57

36.     We note your disclosure that the company expects to enter into a new secured corporate
        credit facility. Tell us whether you have any firm commitment from a lender with respect
        to this facility.

37.     Explain to us how you determined it would be appropriate to include proceeds from
        anticipated financing within your calculation of cash available from distribution.

Capitalization, page 58

38.     Please revise your capitalization table to present the formation transaction separate from
        the sale of common stock.

Dilution, page 59

39.     Please revise your dilution table to present increase in tangible book value per share
        attributable to the formation transactions separately from the effects of this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
64

Factors That May Influence Future Results of Operations, page 66

Rental Revenue and Tenant Recoveries, page 66

40.     The title of this subsection indicates that you will discuss the concept of "tenant
        recoveries" but you have not. Please advise. Please also add a footnote to the table on
        page 71 to briefly explain the concept of "tenant recoveries."

Rental Expenses, page 67

41.     You disclose that you may absorb rental expenses of your tenants. Please provide
        additional disclosure regarding on what types of occasions this may occur and why you
        would choose to absorb rental expenses of your tenants.

Liquidity and Capital Resources, page 76

42.     Please update the "Payments by Period" columns in your current contractual obligations
        table to follow the format described in Item 303(a)(5) of Regulation S-K. Please also
        provide a separate contractual obligations table as of the latest fiscal year end which does
        not include the pro forma paydowns from the proceeds of the offering. Please see Item
        303(a)(5) of Regulation S-K.

43.     In more specificity than current described in the last paragraph of this subsection, please
        describe how you intend to pay your obligations and commitments coming due in 2011
        and 2012 of $90.6 million and $147.7 million, respectively.

44.     Please provide a table of contractual obligations for STAG Predecessor Group.

Market Overview, page 86

Market Opportunity, page 86

45.     You disclose that "Institutionally-held industrial property has generally outperformed
        commercial property as a whole on a total return basis over the long term by generating
        high and stable cash-flow yields." Please disclose the differences between
        "institutionally-held" industrial property and commercial property. Also advise us why
        this disclosure is relevant to an investor in this offering as no institutions will be directly
        purchasing real estate in this offering.

46.     Please provide a reasonable basis for the statement that "Institutionally-held industrial
        property has generally outperformed commercial property as a whole … by generating
        high and stable cash-flow yields." In the alternative, please delete this statement.

Performance of the Industrial Sector, page 87

47.     Your disclose that the industrial sector has exceeded the aggregate NCREIF total return
        benchmark by 51 basis points on a per-year average over a 20-year horizon. Please
        define what constitutes the NCREIF total return benchmark and why it is a valid
        comparison to the industrial sector. Please also describe what measurement you are using
        to define the industrial sector which has exceeded the aggregate NCREIF total return
        benchmark by 51 basis points on a per-year average over a 20-year horizon and provide
        us with this data.

48.     You disclose that the industrial sector exhibited some of the most stable cash flow yields
        of all property types over the long term. Please provide us with the relevant data to
        support this assertion and disclose what you consider to be the "long term." Please also

revise to provide a more detailed discussion of how you measure "cash flow yields."

49.     Please add a footnote to the graph on page 88 to define "cash flow yields" and advise us if this is the same definition used on page 87. Please also define what constitutes "Industrial" and "All Property" in this graph.

Historical Occupancy and Valuation Characteristics of Class B Industrial …, page 91

50.     Please explain to us why you approximated the Class A warehouse/distribution market in the way you did. Please also disclose how you measured the Class B market.

Current Market for Investment Opportunities, page 95

51.     In the table on page 96, please define the term "yield %" and explain where in the table cap rate figures are disclosed and where yield % figures are disclosed.

Business, page 97

52.     As you do in the Risk Factors section on page 42, please provide disclosure regarding providing financing to purchasers of your properties.

Overview, page 97

53.     You disclose that you focus on properties that are "critical" to the tenant's businesses. Please provide some examples of such "critical" properties and the characteristics of such properties.

Our Strategies, page 100

Growth Strategy, page 101

External Growth through Acquisitions, page 101

54.     We note that you will continue to focus your acquisition activities on warehouse/distribution facilities, manufacturing facilities, and flex facilities. Please additionally disclose if you will favor one type of property over another and, if so, why.

Our Properties, page 104

55.     We note the properties listed in this section. Please discuss the nature of your title or other interests in such properties. See Item 14(b) of Form S-11.

56.     Outline briefly any proposed program for renovations or improvements of such

properties. See Item 14(d) of Form S-11.

57.     Please disclose the occupancy rate as a percentage for each of the last five years. See Item 15(a) of Form S-11.

58.     Please disclose average effective rent for each of the last five years. See Item 15(e) of Form S-11.

## Property Management Agreements, page 112

59.     You disclose that some of your properties are managed by external property managers. Please also disclose who manages the other properties. Please see Item 24 of Form S-11 and provide the required disclosure.

## Regulation, page 113

## Environmental Matters, page 114

60.     We note your disclosure regarding asbestos. As you do on page 39, please additionally disclose if any of your properties have asbestos and, if so, what you plan to do to remediate such properties. Please also describe the environmental remediation costs incurred in connection with your Daytona Beach, Florida property and the circumstances regarding this environmental remediation.

## Structure and Formation of Our Company, page 131

## Formation Transactions, page 131

61.     We note some properties are being contributed to you in exchange for common units, and some are being sold to you for cash. Please additionally disclose how it was decided which properties would be contributed to you and which properties would be sold to you, and the reasons for such decisions.

## Option Properties and Other Excluded Properties, page 133

62.     We note that Fund II selected the 26 properties to sell to you based on the reasons disclosed in the prospectus. Please additionally disclose the characteristics of the 65 properties that Fund II chose not to sell to you and compare the Excluded Properties to the 26 properties that you will be purchasing from Fund II.

63.     Please include disclosure here discussing how the assets to be acquired were valued.

Policies with Respect to Certain Activities, page 141

Financing Policies, page 142

64.    Please describe how you intend to finance future acquisitions as well as your ongoing real
       estate operations.  Please see Item 13(a)(3) of Form S-11.

Financial Statements

General

65.    Please update your financial statements and other financial information presented within
       the filing in accordance with Rule 3-01 of Regulation S-X.

66.    Please tell us whether any of the properties acquired through STAG Acquisition Group or
       STAG Contribution Group meet any of the requirements of Rule 3-14 of Regulation S-X
       to require separate financial statements.  Specifically, tell us whether any of the
       properties combined with STAG Acquisition Group or STAG Contribution Group are at
       least 5% significant.

67.    We note that you lease properties on a triple net basis.  Please tell us whether any tenants
       lease space from you on a triple net basis that in total exceeds 10% - 20% of your total
       assets.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Basis of Presentation, page F-6

68.    Please provide to us management's analysis supporting the current accounting treatment
       for the formation transaction including references to the authoritative account literature
       relied upon.  Please ensure that you discuss your basis for presenting the STAG
       Predecessor entities on a combined basis.

69.    Please tell us which entity your have identified as the accounting acquirer and the basis
       for doing so.  In addition, please address what appears to be contradictory language
       within your document that refers to the accounting acquirer being STAG Predecessor in
       some places and an entity within STAG Predecessor in others.  Please refer to the
       guidance in ASC Topic 805-10-25.

70.    We note that you are acquiring your management company for OP Units as part of the formation transactions.  Please tell us whether any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

STAG Industrial, Inc

Notes to Consolidated Balance Sheet

2. Significant Accounting Policies

Offering Costs, page F-17

71.    Please explain to us whether the Company's obligation to reimburse affiliates for offering costs only exists if the offering is successful.  In addition, please expand your disclosure to state, if true, that offering costs have not been accrued as the Company does not have an obligation to reimburse these costs unless the offering is successful.

STAG Predecessor Group

Notes to Combined Financial Statements

1. Organization and Description of Business, page F-23

72.    Explain to us how you have accounted for the transfer of assets from the Antecedent.

STAG Acquisition Group

Notes to Combined Statements of Revenue and Certain Expenses

2. Significant Accounting Policies

(b) Revenue Recognition, page F-40

73.    We note your disclosure that "Certain tenants make payments for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases, are not reflected in the Properties' financial statements."  Explain to us why these costs are not included in the financial statements. In your response, tell us whether the related recovery revenue has been included in the financial statements.

Part II – Information Not Required in Prospectus

Item 33. Recent Sale of Unregistered Securities, page II-1

74.     For each transaction, we note your disclosure that the registrant relied upon the
        exemption provided by Section 4(2) of the Securities Act.  Please describe in greater the
        facts relied upon to make the exemption available under Section 4(2) of the Securities
        Act.  For example, please discuss whether there was any general solicitation.  See Item
        701(d) of Regulation S-K.

Item 36.  Financial Statements and Exhibits, page II-4

75.     Please submit all exhibits as promptly as possible.  We will review the exhibits prior to
        granting effectiveness of the registration statement and may have further comments after
        our review.  If you are not in a position to file your legal and tax opinions with the next
        amendment, please provide draft copies for us to review.

76.     Please tell us why you are filing the "Form of" various agreements.  Explain why you are
        not able to file final, executed agreements prior to effectiveness of the registration
        statement.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with
     respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility
     for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the
     federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,


Tom Kluck
Branch Chief


cc:     Jeffrey M. Sullivan, Esq.
        DLA Piper LLP (US)
        Via facsimile (919) 786-2200